AMENDMENT NO. 1 TO EMPLOYMENT AGREEMENT



          AMENDMENT No. 1 TO EMPLOYMENT AGREEMENT (this "Amendment"),

made as of May 22, 1996, between Osborn Communications Corporation, a

Delaware corporation (the "Company"), and Frank D. Osborn (the

"Employee").

                          RECITALS

          WHEREAS, the Company and the Employee are parties to that

certain Employment Agreement, effective as of July 1, 1994 (the

"Employment Agreement"), and the parties hereto desire to amend certain provisions of the Employment Agreement; and

          WHEREAS, on May 22, 1996, the Compensation Committee of the

Board of Directors of the Company approved this Amendment to the

Employment Agreement to provide for a compensation bonus to the Employee effective as of such date and computed in accordance with clause (d) of paragraph 1 hereof.

          NOW, THEREFORE, in consideration of the premises set forth herein and for other good and valuable consideration, the receipt of which is hereby acknowledged, the parties hereto agree as follows:

          1.   AMENDMENT OF EMPLOYMENT AGREEMENT.

          Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Employment Agreement.

          Section 4 of the Employment Agreement relating to the

Employee's compensation is amended to include the following:

          (d) Upon the occurrence of a Triggering Event (as hereinafter defined) prior to the end of the Term, the Employee shall be entitled to receive an amount equal to one year's Base Salary ($375,000) (a "Triggering Event Payment") on the date of such occurrence (the "Scheduled Payment Date").
               If the Triggering Event yields a price per share of $10.00 to holders of the Company common stock, the Employee shall be entitled to receive an additional amount equal to one year's Base Salary. For each 12.5% of a dollar above a per share price of $10.00 up to and including a per share price of $12.00, the Employee shall be entitled to receive an additional amount equal to 12.5% of Base Salary. The Employee shall be entitled to receive an additional amount equal to 25% of Base Salary for each 12.5% of a dollar above the per share price of $12.00 up to and including a per share price of $14.00. In the event the per share price is above $14.00, the Employee shall be entitled to receive an additional amount equal to 50% of Base Salary for each 12.5% of a point above the per share price of $14.00; PROVIDED, HOWEVER, that notwithstanding any other provision in this Agreement:

                    (i)  In the event it is determined pursuant to clause
               (ii) below, that part or all of the consideration, compensation or benefits to be paid to Employee under this Agreement constitute "parachute payments" under Section 280G(b)(2) of the Internal Revenue Code of 1986, as amended, then, if the aggregate present value of such parachute payments, singularly or together with the aggregate present value of any consideration, compensation or benefits to be paid to Employee under any other plan, arrangement or agreement which constitute "parachute payments" (collectively, the "Parachute Amount") exceeds
               2.99 times the Employee's "base amount", as defined in
               Section 280G(b)(3) of the Code (the "Employee Base Amount"), the amounts constituting "parachute payments" which would otherwise be payable to or for the benefit of Employee shall be reduced to the extent necessary so that the Parachute Amount is equal to 2.99 times the Employee Base Amount (the "Reduced Amount"); PROVIDED that such amounts shall not be so reduced if the Employee determines, based upon the advice of an independent nationally recognized public accounting firm (which may, but need not be the independent public accountants of the Company), that without such reduction Employee would be entitled to receive and retain, on a net after tax basis (including, without limitation, any excise taxes payable under Section 4999 of the Code), an amount which is greater than the amount, on a net after tax basis, that the Employee would be entitled to retain upon his receipt of the Reduced Amount.

                    (ii) Any determination that a payment constitutes a
               "parachute payment" and any calculation described in this
               Section 4(d), other than the determination described in the proviso in clause (i) above, ("determination") shall be made by the independent public accountants for the Company. Such determination shall be furnished by the accountants in writing to each of the Company and the Employee no later than 10 days after the Scheduled Payment Date and the payment of the Triggering Event Payment may be deferred until twenty days following the date of such determination.

                    (iii)If the determination made pursuant to clause
               (ii) of this Section 4(d) results in a reduction of the payments that would otherwise be paid to Employee except for the application of clause (i) of this Section 4(d), Employee may then elect, in his sole discretion, which and how much of any particular entitlement shall be eliminated or reduced and shall advise the Company in writing of his election within ten days of the determination of the reduction in payments. If no such election is made by Employee within such ten-day period, the Company may elect which and how much of any entitlement shall be eliminated or reduced and shall notify Employee promptly of such election. Within ten days following such determination and the elections hereunder, the Company shall pay to or distribute to or for the benefit of Employee such amounts as are then due to Employee under this Agreement and shall promptly pay to or distribute to or for the benefit of Employee in the future such amounts as become due to Employee under this Agreement.

                    (iv) As a result of the uncertainty in the
               application of Section 280G of the Code at the time of a determination hereunder, it is possible that payments will be made by the Company which should not have been made under clause (i) of this Section 4(d) ("Overpayment") or that additional payments which are not made by the Company pursuant to clause (i) of this Section 4(d) should have been made ("Underpayment"). In the event that there is a final determination by the Internal Revenue Service, or a final determination by a court of competent jurisdiction, that an Overpayment has been made, any such Overpayment shall be treated for all purposes as a loan to Employee which Employee shall repay to the Company together with interest at the applicable Federal rate provided for in
               Section 7872(f)(2) of the Code. In the event that there is a final determination by the Internal Revenue Service, a final determination by a court of competent jurisdiction or a change in the provisions of the Code or regulations pursuant to which an Underpayment arises under this Agreement, any such Underpayment shall be promptly paid by the Company to or for the benefit of Employee, together with interest at the applicable Federal rate provided for in Section 7872(f)(2) of the Code.

          (e) A "Triggering Event" shall mean a merger or consolidation, tender offer, recapitalization, spin-off, extraordinary dividend or similar transaction in which the public shareholders of the Company receive proceeds in the form of cash or marketable securities. The value of any marketable securities received in a Triggering Event shall for purposes of clause (d) above be determined by the Board of Directors of the Company in good faith.

          2.   This Amendment shall be governed by and construed and

enforced in all respects in accordance with the laws of the State of New

York.

          3.   Except as modified by this Amendment, the Employment

Agreement remains in full force and effect and unchanged.


          IN WITNESS WHEREOF, the parties have executed this Amendment as of July 1, 1996



                              OSBORN COMMUNICATIONS CORPORATION


                              By: /s/ MICHAEL F. MANGAN
                                  ----------------------------
                                  Michael F. Mangan
                                  Secretary



                              EMPLOYEE


                              /s/ FRANK D. OSBORN
                              ---------------------------
                              Frank D. Osborn